SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ___________

                            W.P. Stewart & Co., Ltd.
                       ----------------------------------
                       (Name of Subject Company (Issuer))

  Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd., Arrow Advisors LLC, Arrow Offshore Advisors, LLC, Arrow Capital Management LLC, Alexandre von
                           Furstenberg and Mal Serure
                      ------------------------------------
                      (Names of Filing Persons) (Offerors)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G84922106
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                   ___________

Mal Serure                                  David J. Heymann
c/o Arrow Advisors LLC                      Post Heymann & Koffler LLP
499 Park Avenue                             Two Jericho Plaza, Wing A, Suite 211
New York, New York 10022                    Jericho, New York 11753
Tel:  212-243-7338                          Tel:  516-681-3636
Fax:  212-243-2195                          Fax:  516-433-2777

                    (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

Transaction valuation*                      Amount of Filing Fee
----------------------                      --------------------

$31,843,200                                 $1,252

* For purposes of the filing fee only assumes the purchase of 19,902,000 shares at a purchase price of $1.60 per share in cash.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: ____________________
            Form or Registration No.: ____________________
            Filing Party: ____________________
            Date Filed: ____________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.

            |_|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

                                  TENDER OFFER

      This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Arrow Masters LP, a Delaware limited partnership ("Masters"), Arrow Partners LP, a Delaware limited partnership ("Partners"), and Arrow Offshore, Ltd., a Cayman Island exempted company ("Offshore", and collectively with Masters and Partners, the "Purchaser") to purchase up to 19,902,000 common shares (the "Shares") in W.P. Stewart & Co., Ltd. (the "Corporation"), the subject company, par value $0.001 per share, at a purchase price equal to $1.60 per Share, less the amount of any dividends declared from and after the date hereof (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2008 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer will expire at 5:00 p.m. eastern time on July 9, 2008 or such other date to which this Offer may be extended (the "Expiration Date"). Arrow Advisors LLC ("Advisors"), Arrow Offshore Advisors, LLC ("Offshore Advisors"), Arrow Capital Management LLC ("Management"), Alexandre von Furstenberg ("von Furstenberg") and Mal Serure ("Serure") are named as offerors herein because (i) Advisors is the sole general partner of Masters and Partners, (ii) Offshore Advisors is the co-investment advisor of Offshore, (iii) Management is the investment advisor of Masters and Partners and the co-investment advisor of Offshore, and (iv) von Furstenberg and Serure are the sole members of Advisors, Offshore Advisors and Management, but are otherwise not participating in the offer described in this schedule.

      In the event of a price reduction resulting from a Corporation dividend declared from and after the date hereof, the Purchaser will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires. Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

      As of May 20, 2008 the Corporation had approximately 50,351,566 shares outstanding held by approximately 163 shareholders of record. Neither the Purchaser nor any of their affiliates own any Shares. The 19,902,000 Shares subject to the Offer constitute 39.5% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $31,843,200 in aggregate purchase price. The Purchaser has sufficient current working capital to fund the purchase price and pay all expenses of the offer.

      The address of the Corporation's principal executive offices is Trinity Hall, 43 Ceder Avenue, Hamilton, HMLX, Bermuda, and its phone number is (441) 295-8585.

      The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement.


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

Item 12. Exhibits

      (a)(1)      Offer to Purchase, dated May 28, 2008.
      (a)(2)      Form of Letter of Transmittal.
      (a)(3)      Form of Notice of Guaranteed Delivery.
      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(7) Form of summary advertisement published in Investor's Business Daily on May 28, 2008.
      (a)(8) Text of press release issued by the Company, dated May 20, 2008 (incorporated herein by reference to the Company's Form 6-K dated May 21, 2008).
      (b)         Not applicable
      (d)(1) Investment Agreement between the Company and the Purchaser, dated as of May 20, 2008.
      (d)(2) Registration Rights Agreement the Company and the Purchaser, dated as of May 20, 2008.
      (d)(3) Agreement between the Company, the Purchaser and William Stewart, dated May 20, 2008.
      (d)(4) Agreement between the Company, the Purchaser and Robert Kahn, dated May 20, 2008.
      (d)(5) Confidentiality Agreement between the Company and Arrow Capital Management, LLC, dated April 16, 2008.
      (g)         None
      (h)         Not applicable

Item 13. Information Required by Schedule 13E-3.

Not Applicable.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             ARROW MASTERS LP

                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW PARTNERS LP

                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW OFFSHORE, LTD.

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Director


                                             ARROW ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW OFFSHORE ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW CAPITAL MANAGMENT LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member

                                                 /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure

                                                 /s/ Alexandre von Furstenberg
                                                 -------------------------------
                                                 Alexandre von Furstenberg


Dated:  May 28, 2008


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

                                  EXHIBIT INDEX

      Exhibit No.       Description

      (a)(1)            Offer to Purchase, dated May 28, 2008.*
      (a)(2)            Form of Letter of Transmittal.*
      (a)(3)            Form of Notice of Guaranteed Delivery.*
      (a)(4)            Form of Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*
      (a)(5)            Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.*
      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
      (a)(7) Form of summary advertisement published in Investor's Business Daily on May 28, 2008.*
      (a)(8) Text of press release issued by the Company, dated May 20, 2008 (incorporated herein by reference to the Company's Form 6-K dated May 21, 2008).
      (d)(1) Investment Agreement between the Company and the Purchaser, dated as of May 20, 2008.*
      (d)(2) Registration Rights Agreement between the Company and the Purchaser, dated as of May 20, 2008.*
      (d)(3) Agreement between the Company, the Purchaser and William Stewart, dated May 20, 2008.*
      (d)(4) Agreement between the Company, the Purchaser and Robert Kahn, dated May 20, 2008.*
      (d)(5) Confidentiality Agreement between the Company and Arrow Capital Management, LLC, dated April 16, 2008.
      (g)               None
      (h)               Not applicable

----------
*     Filed herewith.


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